UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):    |_| Form 10-K  |_| Form 20-F  |_| Form 11-K
                |X| Form 10-Q  |_| Form N-SAR

               For Period  Ended:  April 30, 1999


               [ ] Transition  Report on Form 10-K
               [ ] Transition  Report on Form 20-F
               [ ] Transition Report on Form  11-K
               [ ] Transition  Report  on Form  10-Q
               [ ] Transition Report on Form N-SAR
               For the Transition Period Ended:_________________________________

--------------------------------------------------------------------------------

  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
--------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

--------------------------------------------------------------------------------
PART I - REGISTRANT INFORMATION

--------------------------------------------------------------------------------
Full Name of Registrant
     Micromem Technologies Inc.
--------------------------------------------------------------------------------
Former Name if Applicable
    Avanticorp International Inc.
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)
     150 York Street, Suite 1206
--------------------------------------------------------------------------------
City, State and Zip Code
     Toronto, OT    CANADA  M5H 3S5
--------------------------------------------------------------------------------

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b- 25(b), the following should be completed. (Check box if appropriate)

      [x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
      [x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
      [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.


                                                 (Attach Extra Sheets if Needed)
                                                                  SEC 1344 (6/93


On January 11, 1999 the Company completed the acquisition of 100% of the capital stock of Pageant Technologies Incorporated, a Turks & Caicos Islands corporation, in exchange for approximately 89.2% of the Company's Common Shares on a fully diluted basis. On May 7, 1999 the Company filed a registration statement on Form 20-F and on May 28, 1999 the Securities and Exchange Commission sent comments on the filing to the Company which, among other things,
asked  that  the  financial   statements  be  revised  to  include  additional
information about Pageant Technologies Incorporated and its wholly-owned US subsidiary Pageant Technologies (U.S.A.) Inc. The Company has been delayed in completing its Quarterly Report on Form 10-Q because it is having difficulty in obtaining the required information from the necessary sources in the Turks & Caicos Islands and the United States, but it expects to have such information in time to file within the grace period proveded for under Rule 12b-25.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Bruce Rabb                 (212)               715-9484
     -------------------      -----------    ------------------------
         (Name)               (Area Code)       (Telephone Number)

(2) Have all other period reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). |X| Yes |_| No

--------------------------------------------------------------------------------


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |_| Yes |X| No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See Attachment II
--------------------------------------------------------------------------------


                             Micromem Technologies Inc.
                             ---------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date 06/15/99                     By  /s/ Sam Fuda
                                  -----------------------
                                  Sam Fuda, Chairman

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
--------------------------------------------------------------------------------
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
--------------------------------------------------------------------------------